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                              June 15, 2022

       Daniel Shribman
       Chief Executive Officer and Chief Financial Officer
       B. Riley Principal 150 Merger Corp.
       299 Park Avenue, 21st Floor
       New York, New York 10171

                                                        Re: B. Riley Principal
150 Merger Corp.
                                                            Correspondence
Filed June 13, 2022
                                                            Registration
Statement on Form S-4
                                                            File No. 333-262047

       Dear Mr. Shribman:

              We have reviewed your correspondence filed June 13, 2022 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Correspondence Filed June 13, 2022

       General

   1. We note your proposed disclosure that Citigroup was not responsible for the preparation of any materials
underlying the disclosure in the registration statement, any materials reviewed by the BRPM
board of directors or management, or materials related to the PIPE
                                                        Investment, yet you
also disclose that Citigroup assisted FaZe management preparing industry data and other
industry and business information, market data, a comparable company analysis and
other relevant information to help build the FaZe Forecasts, and supported the
preparation of the PIPE presentation. We also note your disclosure that
                                                        Citigroup has not
withdrawn its association with these materials. Please clarify what
                                                        "resignation" means if
it is not to disclaim association with the information provided. In addition, please tell
us the basis for your conclusion that Citigroup was not responsible for
 Daniel Shribman
B. Riley Principal 150 Merger Corp.
June 15, 2022
Page 2
      any of the foregoing materials despite having assisted in their preparation, or clarify what
      you mean by    responsible for    the materials.
       Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.



                                                            Sincerely,
FirstName LastNameDaniel Shribman
                                                            Division of
Corporation Finance
Comapany NameB. Riley Principal 150 Merger Corp.
                                                            Office of Trade &
Services
June 15, 2022 Page 2
cc:       Era Anagnosti, Esq.
FirstName LastName